January 8, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (330)384-7271

Paul G. Greig
Chief Executive Officer
First Merit Corp.
III Cascade Plaza
Akron, Ohio 44308

> **Re:** **First Merit Corp.**
> **Definitive 14A**
> **Filed March 14, 2007**
> **File No. 00-10161**

Dear Mr. Greig:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel

CC: Terry Patton
Aaron Berke